September 30, 2010

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Symbion, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 31, 2010

Form 8-K/A filed June 25, 2010

File No. 000-50574

Dear Mr. Rosenberg:

On September 22, 2010, legal counsel to Symbion, Inc. (the “Company”) spoke with Mr. James Peklenk about the comments issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated September 16, 2010 regarding the above-referenced Form 10-K for the year ended December 31, 2009 and Form 8-K/A filed June 25, 2010.  In accordance with such discussion and pursuant to Mr. Peklenk’s request, please be advised that the Company intends to respond to the Staff’s comments no later than October 8, 2010.

If you or the Staff have any issues with this timing, please contact the undersigned at (615) 234-5916 or the Company’s legal counsel, James H. Nixon III, at (615) 850-8855.

Very truly yours,

Symbion, Inc.

	By:	/s/ Teresa F. Sparks
Teresa F. Sparks
Senior Vice President of Finance and Chief Financial Officer

cc: James H. Nixon III

40 Burton Hills Boulevard, Suite 400

Nashville, Tennessee 37215

Tel 615-234-5900 Fax 615-234-5998